POINT.360
Moderator: Haig Bagerdjian
05-10-07/12:00 p.m. CT
Confirmation # 9441722

POINT.360

Moderator: Haig Bagerdjian
May 10, 2007
12:00 p.m. CT

Operator: Good day everyone and welcome to the Point.360 first quarter earnings release conference call. Today's call is being recorded.

At this time, I would like to turn the call over to Mr. Haig Bagerdjian. Please go ahead, sir.

Haig Bagerdjian: Good morning and thank you for joining us today. With me is Alan Steel, our Chief Financial Officer.

Before we answer any questions you may have regarding the press release, I will ask Alan to discuss forward-looking statements and briefly review the numbers that were released this morning. Then I will make a few comments and we'll open the line for questions -- Alan.

Alan Steel: Thanks, Haig. Certain statements in this conference may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.

These will include statements concerning the company's projected revenues, earnings and cash flow, the plan focus on internal and external growth, new markets, sales initiatives, steps to reduce costs, improving customer service, new business, and statements relating to the split of our post-production and spot advertising distribution businesses.

POINT.360
Moderator: Haig Bagerdjian
05-10-07/12:00 p.m. CT
Confirmation # 9441722

Such statements are inherently subject to known and unknown risks, uncertainties, and other factors that may cause actual results to be materially different from those expected or anticipated in the forward-looking statements.

In addition to the factors described in the company's SEC filings, the following factors, among others, could cause actual results to differ materially from those expressed in this conference: lower-than-expected net sales, operating income and earnings, less-than-expected growth, actions of competitors, including business combinations, technological breakthroughs, new product offerings, and market and promotional successes, the risks that anticipated new business may not occur or will be delayed, general economic conditions that may adversely impact our business, and the possibility that the proposed spin-off in merger will not occur.

In my brief analysis for the financial statements, I will comment on earnings before interest, taxes, depreciation and amortization, or EBITDA. Although this measurement is not considered to be in accordance with generally accepted accounting principals, we believe that this information is useful to investors. Please refer to the news conference -- news release for a full reconciliation of non-GAAP amounts to those presented in accordance with GAAP.

Hopefully, you have all seen the press release so I will cover only a few highlights.

Sales for the first quarter were 15.5 million compared to 16 million in last year's first quarter. Even with the three-percent drop in sales, we maintained our gross margins at 33 percent of sales and SG&A expenses at 32 percent of sales. Interest expense in the current year period was down significantly because of the March 2006 sale-leaseback of our Media Center real estate. The effects of the Media Center transaction are shown separately in the news release. That transaction resulted in a $13.9-million reduction in our debt at that time.

POINT.360
Moderator: Haig Bagerdjian
05-10-07/12:00 p.m. CT
Confirmation # 9441722

At the end of 2006, our net debt position was 7.7 million. As of March 31, it was 8.5 million, as of May 4th a week or so ago it had been reduced to three million due principally to the cash received from the exercise of the employee stock options since the April 16th announcement of the Point.360 DG FastChannel transaction. In the first quarter, we generated one cent per share of net income compared to a one-cent loss last year and EBITDA for the current quarter was 1.7 million, or 11 percent of sales, compared to last year's $1.6 million, or 10 percent of sales -- Haig.

Haig Bagerdjian: Thank you, Alan.

During the first quarter, we extended our service offering by acquiring the businesses and assets of Eden FX. Eden performed sophisticated computer graphics for motion picture and primetime television shows such as Spiderman 3, Lost, Ghost Whisper, and others. We believe computer graphics will provide us with a good growth opportunity.

At the end of the quarter, we extended our financial relationship with GE Capital by securing additional 2.5-million term loan. We used the monies to pay for the last component for IBC (earn-out) and for an acquisition of Eden's assets.

On April 16th, we entered into a merger agreement with DG FastChannel for our advertising distribution business. In the transaction, we'll contribute all of Point.360's businesses and operations other than spot advertising business to New 360. When all is done, existing Point.360 shareholders except for DG will own New 360 as publicly traded company. The company will be traded we believe on Nasdaq and will have a similar symbol after a transitional period. Upon the merger of this spot advertising business with DG, DG will distribute two million of its shares to all Point.360 shareholders other than themselves.

POINT.360
Moderator: Haig Bagerdjian
05-10-07/12:00 p.m. CT
Confirmation # 9441722

To summarize, at the conclusion of the transactions, for each Point.360 share a shareholder will receive one share of New 360 at approximately one-fifth of the DG share. We plan to file a Form- 10 with SEC shortly, which will explain the transaction in more detail and answer many of the questions you may have. We expect to receive review comments from SEC within 30 days of the filing. It will probably take several weeks to (response) and clear the questions, during which time DG will file its tender offer documents. Once DG receives and answers its SEC comments, Point.360 shareholder will be mailed both the information statement and tender offer materials. We anticipate that the spin-off of the New 360 and merger will be completed about one month after that day. If all goes well, this will result a transaction closing around end of July to beginning of August.

I would like now to ask any and all questions that you have. So Operator, please open the lines so that participants can answer their questions. Thank you.

Operator: Thank you. For those of you who have a question, please press star one on your touch-tone phone and your questions will be answered in the order that they are received. If you are using a speakerphone, you must pick up your handset before pressing star one to register for a question. If at any time your question has already been answered, please press star two to remove yourself from the question lineup. Please allow one moment for the first question.

Our first question is from Chris Sansone from Robotti & Company. Please go ahead, sir.

Chris Sansone: Hi, guys. Good morning.

Haig Bagerdjian: Good morning.

Chris Sansone: The decline in revenues year over year is that attributable to the delivery segment or the -- what will be the New 360?

POINT.360
Moderator: Haig Bagerdjian
05-10-07/12:00 p.m. CT
Confirmation # 9441722

Haig Bagerdjian: 99.9 percent was for a delivery segment and a big chunk of that was due to Pepsi moving, you know, from a three-way deal between us, DG FastChannel, and Pepsi to direct relationship between DG FastChannel and Pepsi. During the course of 2006, that relationship was triangular where we're providing service offering in the way of customer service and so forth and DG was the exclusive channel electronic delivery and physical delivery, actually. That alone represented over $150,000 for the quarter.

Chris Sansone: OK, and then you said 99.9 percent. What are you seeing in the way of your -- you know, your post-production business? I know in the press release discussing New 360 you gave us a -- you know, some revenue guidance as well as EBITDA guidance. Based on, you know, what you've seen to date, do you still feel that, you know, those revenue and EBITDA numbers are, you know, relevant?

Haig Bagerdjian: Yes, indeed. Let me, you know, let me make a general statement. I'm going to refer -- I'm going to reframe from being too detailed about Point.360 for the following reasons. As I indicated, we're going to file our Form-10, and as part of the SEC regulations anything I say might require amending that form, so I would ask your indulgence. You know, we believe that we'll file that form no later than next 10 days, and then after which time whatever questions SEC may have, you know, obviously, we'll respond to it and so forth. So the guidance that we gave between 40 to 45 I believe that's what we said, and EBITDA between six -- four and six, we believe that those are numbers that we can live with and those are, you know, good guesstimates looking forward.

Chris Sansone: OK and can you talk about what portion of New 360 sales will be related to business coming from DG FastChannel?

Haig Bagerdjian: In those numbers, a very small portion of it initially, yes, less than a million or so. We -- because we don't know fully what their practices would be and really the unknown factor of how much of the HD, high definition duplication, is going to pick up, we don't want to throw any numbers in those more than let's say a million because really will be too speculative.

POINT.360
Moderator: Haig Bagerdjian
05-10-07/12:00 p.m. CT
Confirmation # 9441722

Chris Sansone: OK, and my last question is, with respect to your expected pro forma net cash position, you know, taking into account the -- I guess the Eden FX transaction, and then also what you've seen so far in the way of cash from option exercisings, you know, where to you expect to be pro forma as far as net cash goes?

Haig Bagerdjian: We -- so what we'll do is, the net cash probably will be between five and seven million. We are currently evaluating should we keep the GE term loan, and most likely we'll do that, so we will have, you know, loan -- term loan on the books, but we'll have substantially more cash over and above that to give us a net cash between five to seven. We'll pin that down as the proceeds come in from the sale of options and so forth. We'll have that in our next press release.

What I anticipate happening, Chris, you know, once we file the Form-10 and as we move forward to have more frequent communication between now and day of the merger with the -- with the shareholders and outlining not only the financial performance and so forth, but really having in-depth discussion with you our strategy for New 360 where we think the growth's going to come in, what kind of acquisitions and/or new line of business we're going to start implementing to give you a better understanding. So before the D-day or before the actual trading of that stock on Nasdaq, you will have a better understanding of what that company will look like, what is its objective, what is its financial goals and so forth.

So that is our intention. We're working very diligently to put those things intact. Obviously, we had long-term plans that are somewhat going to be altered and we're working diligently to put numbers and projections and really firm on what are the probabilities and so forth so when we come to you we'll have a lot more solid understanding what will be a ((inaudible)) .360's place under the sun.

POINT.360
Moderator: Haig Bagerdjian
05-10-07/12:00 p.m. CT
Confirmation # 9441722

Chris Sansone: One last question for me. I thought you said in your -- in your earlier comments that you've got a -- I think a 42-million revolver. I probably have the number wrong.

Haig Bagerdjian: Yes. Now what we did -- we had a term -- originally, we had a term with GE for $10 million and then when we added B of A on the revolver, we paid down that and our line was for $6 million even though...

Alan Steel: What happened -- what happened ((inaudible)) you recall that we had the Media Center sale-leaseback, part of the -- part of the, let's call it the risk assessment of Bank of America was to say to us, gees, you shouldn't have all this debt outstanding when you have all this money coming in so we actually prepaid $4 million of the $10-million GE term loan last March 29th. So we've been paying down the GE term loan for this last year, and GE came back and said, well, gees, we're so over secured would you like some more money, and we said, well, we're thinking that we have a $2-million payout to IVC the last of the earn-out payments and we're buying Eden FX for $2.2 million, yes, why don't we do that and then we'll evaluate whether we want to prepay it.

Now, as you may know, GE typically has a prepayment penalty and we negotiated those away given the fact that we were almost into -- or we did that actually after we entered into the DG agreement. So right now, we have slightly less than $7 million worth of total debt outstanding and we have as of today about $4.8 million of cash in the bank.

Haig Bagerdjian: So what will happen -- so, basically, what we did, we extended that term loan from six, we added additional 2.5, so the term loan was 8.5, but as Alan indicated, the debt on it is slightly less than seven million. And the good news is also that going forward New 360 will have the same banking relationship with GE and with B of A. Both of them have looked at performance, they are happy with the management team and the philosophy and the strength of the company, so most likely, we'll carry forward (both) relationships, having a similar construction or structure, having a term loan and aligning place for doing borrowing or for working capital and so forth. Obviously, initially we'll have a cash at hand so the revolver will not be drawn on, but the instrument will be there if we find a good target and so forth, which I (used) that and cash at hand to secure the financing of it.

POINT.360
Moderator: Haig Bagerdjian
05-10-07/12:00 p.m. CT
Confirmation # 9441722

Chris Sansone: OK, great. Thanks for your time, guys.

Haig Bagerdjian: Thank you.

Operator: Our next question is from Richard Linhart of Opus Capital. Proceed with your question.

Richard Linhart: Thank you. Just wanted to follow up on the cash part of Chris' question. So as we read it, DG is going to reimburse (NUCO) for seven million of debt whether they -- the debt's paid off or whether you roll it forward which (that) seems like the case. Then there'll be a $3-million payment for the working capital of the business that they're acquiring.

Alan Steel: And that's just an estimate at this time.

Richard Linhart: Right. Then you've got the existing cash on hand of just under five million and the -- assuming all the options get exercised that would be according to our calculations another seven million or so of cash that comes from that.

Haig Bagerdjian: Yes, on the last point, most of that money has already come in. That's the reason why you got that $5 million -- close to $5-million cash at hand.

Richard Linhart: OK, but is that all -- that's going to be your money -- that's the company's money to keep?

POINT.360
Moderator: Haig Bagerdjian
05-10-07/12:00 p.m. CT
Confirmation # 9441722

Haig Bagerdjian: Correct.

Richard Linhart: OK, so if it's 4. -- let's call five million today plus maybe another million or two comes in on the rest of the option exercises plus the three million or so for working capital that would seem to get you maybe closer to 10 million. Are there -- are there any major items that are going to come out of the cash to get you back to that five-to-seven range?

Haig Bagerdjian: You know, right now, we got obviously some cap ex but there are some transactional costs and so forth. You know, that's the reason why we're being overly conservative. I think your numbers amount to be a right conclusion, but again, we don't want run ahead of ourselves. We want to see how the legal costs and all the printing costs and all the other fees and so forth amount to be and, you know, that's the reason why.

Between now and merger date, we'll come to you and be as transparent as humanly possible to give you a real true assessment as to the strength of the (NUCO). We believe (NUCO) will have a strong balance sheet, very, very solid balance sheet, would be a prime for really being set for a growth strategy.

Richard Linhart: Great. All right. I appreciate it.

Just one final question on that: who pays the transaction costs, or how are they divided between (NUCO) and DG?

Haig Bagerdjian: It's a -- it's very complicated and -- but it's equitable. We have agreed to pay for all of the spin-off costs, and I'm very simplifying it to give you a general guidance, and DG will pay all the merger costs.

Richard Linhart: Got it. OK, thanks very much.

POINT.360
Moderator: Haig Bagerdjian
05-10-07/12:00 p.m. CT
Confirmation # 9441722

Operator: Our next call is from AJ Sckhand, a private investor. Please proceed.

AJ Sckhand: Hi, guys.

Haig Bagerdjian: Hi. How are you?

AJ Sckhand: Good, good. Can I -- can I get a little clarification on -- you mentioned -- somebody asked about how much of your guidance is attributable to DG FastChannel and you said about a million. Was that revenue or EBITDA you were talking about?

Haig Bagerdjian: It was revenue.

AJ Sckhand: OK, just want to make sure. OK, can I ask -- is there any government approve or any type of risk involved in this merger, you know, antitrust-type of concerns involved in closing the DG FastChannel acquisition of the delivery business?

Haig Bagerdjian: I will dissect the question in three ways. Is there any risk involved, obviously, no deal is done until it's done. There is always a risk. Is there any antitrust issues, not that we know of. Our counsels have not, you know, have not told us that there is any antitrust issues, and as far as any other regulatory, obviously, we need to get approval for the information statements but those are very rudimentary, very ordinary. They, you know, make sure that we give sufficient information for the shareholders to make their decision and I think those will be flushed out between the communication -- between us and SEC so we don't anticipate from that perspective to be anything then out of ordinary questions and comments and so forth. So we don't see a risk there.

POINT.360
Moderator: Haig Bagerdjian
05-10-07/12:00 p.m. CT
Confirmation # 9441722

Obviously, you know, you got to always take into consideration market risks and so forth and so on, but as far as the information statement and/or tender documents and so forth, we don't see much risk there.

AJ Sckhand: OK, that's good to hear. Can you -- can you tell me, of the 1.6 million in EBITDA that you did this quarter, with the proportion that was from the delivery business would that be the same proportion as you reported before in terms of the top line? Is it -- is it two-thirds/one-third type of relationship?

Haig Bagerdjian: Alan, can you give any kind of a clearance on that?

Alan Steel: Well, we can't really because when we break out the segments, which we will do in our information statement, it will be for New 360 and the advertising distribution portion of the business will be included in DG's filings. There are a number of corporate allocations and other adjustments that have to be made but it's personally impossible to ((inaudible)) down with any degree of certainty.

Haig Bagerdjian: Actually, the reason why our auditors are taking at long as, you know, they are, we announced a signing of a merger documents on the 16th of April and we are almost a month from that day and the accountants working very diligently precisely doing that. I mean, they're taking a very diligent approach of looking at integrated company that (where) and trying to dissect and allocate all of the line items in a -- in a P&L and in a -- in a balance sheet as to how each one of those will go. And we don't want to jump ahead of them. They have not done their work. Once they do their work that's when we will file our Form-10 and that's where really we will know what is the -- at least a theoretical dependable allocation of both the balance sheet and the income statements.

POINT.360
Moderator: Haig Bagerdjian
05-10-07/12:00 p.m. CT
Confirmation # 9441722

AJ Sckhand: OK, I understand. So -- OK, so EBITDA is difficult because of the shared corporate ((inaudible)). What about gross margin, can you tell me is the gross margins on both sides of the business pretty much similar, that 33 percent?

Haig Bagerdjian: No.

AJ Sckhand: Or is one ((inaudible)) more profitable than the other?

Haig Bagerdjian: No, the gross margin on the average in spot distribution or the ad's distribution side is slightly higher than on the post-production side.

AJ Sckhand: Slightly. So maybe in the 40 range or...

Haig Bagerdjian: Low 40s. Yes, low 40s, and then so the average, you know, comes out to be 33 percent -- 32/33 percent.

AJ Sckhand: OK, and then just one comment. I mean, when you guys mentioned your -- when you guys mentioned the transactions, I was on -- I was on the conference call there and I -- and I asked you guys for a -- for a comparable, and one of the company's that you guys mentioned was this company Ascent Media. Do you recall?

Haig Bagerdjian: Ascent Media, yes.

AJ Sckhand: Ascent Media, right. And I went back and took a look at that transaction and, you know, I saw that that was taken out at eight times EBITDA, and if I look today at the way your stock is trading and if you, you know, exit out to DG FastChannel value, it looks like the market's only assigning about two/2.5 times EBITDA and that's using the lower end of your range of four million. So it definitely seems to be a, you know, confusion out there about, you know, New 360 and how much value is there. I mean, if it's the numbers that you're saying are correct, you know, your stock seems very undervalued.

POINT.360
Moderator: Haig Bagerdjian
05-10-07/12:00 p.m. CT
Confirmation # 9441722

Haig Bagerdjian: From your mouth to God's ear, we're going to do everything possible to communicate with the marketplace. We are fortunate -- because of transaction we got a spotlight on us and it's a great opportunity for a (micro cap) to have the kind of attention we had.

We had days as high as a 900,000 shares traded so we know we are, you know, being watched and we're going to take advantage of that between now and the merger date. We're going to come forward with a clear communication, much more thorough explanation of our strategies, and hopefully end of that process your wishes will come true, which would be, you know, better understanding of the marketplace, better understanding of our strategies, better understanding of our financial strength, and a better understanding of the team's capabilities as to what we can and cannot do, what we have done so far.

And hopefully the net result of that would yield a better -- a better appreciation by a market of our performance so far and potential because in reality stock price is not just what happened but what could happen. And so I think it's a -- it's a balancing act of communicating, being thorough, being very open and transparent, at the same time give enough of understanding of the future and opportunities imbedded in the future so that investors can take that risk and appreciate. So we're going to try very hard doing that between now and the merger day.

AJ Sckhand: One more question, if I may. In your -- in your guidance, your EBITDA ((inaudible)) report a six. I'm assuming you've added in Eden FX in there?

Haig Bagerdjian: Yes.

AJ Sckhand: ((inaudible)) in there?

POINT.360
Moderator: Haig Bagerdjian
05-10-07/12:00 p.m. CT
Confirmation # 9441722

Haig Bagerdjian: Yes, (it is).

AJ Sckhand: OK, and then in your net debt number that you mentioned, the three million, is that including the 2.2 million that you -- that you had to spent to buy that?

Haig Bagerdjian: Actually, we didn't spend that much to buy them but the net number is inclusive of all of the debt that we have. We used the 2.5 to pay down IVC and acquire Eden's assets. So there was a combination and we used some cash from whatever cash we had at hand.

AJ Sckhand: OK, and New 360, when you -- when you look at the shares that the business is going to be distributed to, is that about 8.5 million shares? Do I have that number correct? It was about 10 million before. DG FastChannel's not participating. They have about 1.6. So is that the share count of New 360?

Haig Bagerdjian: No.

AJ Sckhand: (8.5)?

Haig Bagerdjian: No, basically, we had roughly approximately 10 million shares before the announcement of the merger. We had roughly 2.4 million shares of options that were issued outstanding, and by the -- by the fact of stock going from what it was to roughly -- I think it was 550 or whatever; a lot of those options had been exercised. So in last month or since the announcement, we had approximately new shares of roughly 2.4 million coming into the mix, and currently we have roughly 12 million or so outstanding. And when everything's said and done and everything goes according to the plan, (NUCO) -- New 360 will have roughly 10.5 million shares outstanding.

POINT.360
Moderator: Haig Bagerdjian
05-10-07/12:00 p.m. CT
Confirmation # 9441722

AJ Sckhand: OK. All right. There's just the options that (I) was missing?

Haig Bagerdjian: Yes.

AJ Sckhand: OK. All right. Thank you.

Haig Bagerdjian: Thank you.

Operator: Our next question is from Hamid Zaidi. Please proceed with your question.

Hamid Zaidi: Hi, guys. Can you -- I know you can't comment about -- on the profitability between the two businesses, the post-production and distribution business currently, but can you just talk a little bit about the top line? I mean, are you seeing organic growth on the post-production side of the business?

Haig Bagerdjian: Yes, we see it. It's not going to come in in a robust way. We have one big opportunity that may materialize. We indicated in our previous conferences that we're working very closely with one of the major clients to be their preferred vendor which could yield substantial increase, but we are not at the position of saying that it's a certain. Obviously, when we secure that contract, we will -- we will inform the, you know, community -- investment community.

Barring that, we anticipate the growth to be between three to five percent. I think the real opportunity for us in a post is to have strategic acquisitions, and clearly it is (cottage) business. Even though there are a couple of big players, and us being one of the big players, there is still a tremendous opportunity to consolidate that sector.

POINT.360
Moderator: Haig Bagerdjian
05-10-07/12:00 p.m. CT
Confirmation # 9441722

We have an incredible track record of taking, you know, disengaged and really nonintegrated companies and integrating it the last five years, and we're going to take that strength and use it to our benefit of ((inaudible)), and mostly likely accelerating the acquisitions that we, you know, we have planned to. So the growth -- the organic growth from time to time might be a spike because we will secure a new decline, but I think it is a fair assumption to say that organic growth with the existing base, or what I call the same-store growth will be between three to five percent.

Hamid Zaidi: OK, that's helpful. And how about the overall size of that market, what do you think your (raw) size of that market is?

Haig Bagerdjian: Oh my -- it's a humongous market and really we're participating in a submarket of that.

To just give you a rough estimate, Deluxe does roughly 600 million or so, Technicolor does roughly 600 or 700 million or so, Ascent does around six/700 million and obviously, you know, we indicated what the outlook will be for New 360 and there are at least as much or more of businesses if you combine Deluxe and, you know, Deluxe, Ascent, and Technicolor. So -- and obviously, Deluxe and Technicolor are doing a lot more of a film processing so we don't intend to compete in that sector of the business. We don't have any intention. We think that segment of the market is well served and we will not be going into film processing.

However, a new way of doing business is going to be in digital intermediary. We have spent through the years a substantial amount of monies and we have really robust capabilities, and I think the monies have been spent and the market is maturing so I think that's going to be another great, you know, growth area for us.

The key going to be what other ancillary services that are being done in the marketplace in the (cottage) industry side of it that we can plug in (ala) IVC, (ala) Eden FX, (ala) visual sound, the kind of things that we have done of bringing services that we used to outsource, or it was part of the chain that we don't participate today that we'll be, you know, acquiring and/or growing into it.

POINT.360
Moderator: Haig Bagerdjian
05-10-07/12:00 p.m. CT
Confirmation # 9441722

I think those will be the areas that would accelerate our growth, and some of the areas that we are, it is stagnant. That's the reason why we anticipate three-to-five percent growth, but there are other areas, especially dealing with the IPTV, dealing with the, you know, compression and store forward in a way of digital files, and so forth. So those are the areas that are great growth opportunities and that's where you will see when we do acquire then a projected growth will be greater than three to five in a combined basis on a same store ((inaudible)).

Hamid Zaidi: OK, thank you.

Haig Bagerdjian: Thank you.

Operator: Our next question is from Ted Hillenmayer of Northstar Partners. Please proceed with your question.

Ted Hillenmayer: So with the acquisition strategy, will it more be buying these ancillary type businesses that you don't offer and that you outsource or would you also buy people that are in your kind of core business of what you do today?

Haig Bagerdjian: I've always, you know, been a believer of, you know, any time you go into analysis you always got to do two fundamental things: A, look in the marketplace and think are there a sufficient number of providers of a particular service. If there are, if there's no shortage of outlets, so to speak, that a customer can go to, then history tells us that an acquisition of businesses is better because you can get higher synergies and so forth because then, you know, you are basically combining and getting better utilization of existing platforms. However, in other areas, that might not be the case. So no, we're not going to be limiting ourselves to just buying those things that we don't have that we're outsourcing.

POINT.360
Moderator: Haig Bagerdjian
05-10-07/12:00 p.m. CT
Confirmation # 9441722

At times, if it makes sense for us to buy existing platform because if they're utilizing 50 percent of their capacity and we are utilizing 50 percent of capability then it will be better to combine those because we can get true synergies and so forth. So we're going to look at all alternatives, we're going to look at buy versus build, look at the utilization in the marketplace, look at the, you know, readily available platforms.

And also a lot of times what you are looking for you're looking for customer relationships, you're looking at imbedded tools or golden handcuffs, as I call them. If a particular company has a particular way of doing processes that are holding the customers at bay you want to acquire that know-how. So we're going to look at all sorts of ways what are the best, you know, companies and what are the best ways for us to proceed.

Ted Hillenmayer: And in terms of integration and what seems like a very relationship brand of business how do you kind of ensure the people will stay around? Is the plan to kind of (tell people on) that you can grow and become a mini Deluxe?

Haig Bagerdjian: Absolutely. I mean, let me give you some examples. The transaction that was announced on April 16th generated over $6.5 million of wealth for our employees. It is a key to understand the culture of Point.360 which will carry into New 360. We believe that you have a very, very, very necessary tie between three stakeholders, I call it; our shareholders, you know, meaning investment community, our employees, and our customers.

Anything and everything we do we must balance those three very important stakeholders in a company and their interests and aligning in such a way that we have a very engaged, very motivated, very topnotch employee pool so that they can out-service the competition and they can entice the customers to stay with us. And a very strong component of our corporate culture is participation, transparency. It is very important for them to share in a good will of the company both financially and creating of it.

POINT.360
Moderator: Haig Bagerdjian
05-10-07/12:00 p.m. CT
Confirmation # 9441722

You know, every employee in our company, everyone of them is incentivized. We have incentives going from, you know, the CEO's office all the way down to the last person in organization, and let me tell you, the emphasis always has been to pay out incentives to a lowest ranked in organization first, and then obviously as the responsibilities and the impact on the outcome, we want to tie in more to a financial performance and so forth. That's where we tie their interests with our shareholders' interests so that if shareholders are doing well, then they will be doing well.

And the last example that I mentioned, you know, we created over $6.5 million of wealth for our -- for our employees through this, you know, announced transaction and that philosophy will continue. So because of that, we think we're going to have advantage in being a public entity. Even though there is a burden of being a public entity and having extra expenses and so forth, we believe the price paying for being a public entity is worth having it because we demonstrate clearly and we have mechanism by which all of our employees can see every quarter what their stake and outcome is and how they can effectuate a better stock price, better earnings, better EBITDA, better margins, and we go around every quarter educating them how their actions impact the outcome.

So that I think is a -- is a very strong, very strong tool of creating, you know, integration of entities of common interest, what I call it you know, pointing the arrows in the right direction so that we all working for the same common goal so that the employees and shareholders and our customers are working toward the same objective.

Ted Hillenmayer: And then can you discuss the 2009 digital mandate how that affects you? Does it -- does it not cause you to lose some business of -- you would transfer from film to digital? And maybe just in a broader question are there -- are there other laws aspects or things out there that would benefit you or hurt you in the future and/or benefit you or hurt you in the past year or two?

POINT.360
Moderator: Haig Bagerdjian
05-10-07/12:00 p.m. CT
Confirmation # 9441722

Haig Bagerdjian: I believe that the mandate of digital delivery of content throughout, you know, broadcast and, you know, to our homes and so forth, you're talking about the -- that every TV station they must become a digital delivery instead of analog that is a positive -- a very positive thing. I think that, combined with movement more and more of a digital cinema, those are all positive trends in the industry, and, you know, I would not have been in favor of doing the kind of transaction we announced with DG a year go or two years ago because really (NUCO) would not have been strong enough and the marketplace would not have been, you know, an environment where (NUCO) could have been a successful enterprise just because it would have been too early.

Currently, I think -- although, you know, all the stars are aligning up in the right way, I think the mandate that regulatory must forcing a lot of content owners to move their content from old format to new format. Even with all that, let's face the reality that there is still a substantial amount of material in film and those film elements need to be transferred to digital -- to a file based content and I think those are all opportunities, and that's where I think we must be very diligent and smart of literally not being bound to the old ways of doing business, but really concentrating on what are the areas that are going to be the predominant in the future. And I think to (a nine) mandate and digital cinema initiative, you know, finally last year, all the majors agreed on (JPEX) 2000 being the format for delivery of content to theaters and so forth. So all those are positive trends and I think they're going to boost our opportunities and our chances of succeeding on those business areas.

Ted Hillenmayer: And in terms of visibility, it does not sound like the business that you get you get much forewarning on it, so in terms of kind of the guidance of the four to six and your EBITDA where do you get visibility? I guess there's not classic recurring revenue but are there -- how do you build that up? Are there recurring clients that generally come back ((inaudible)) not the same project but always they're coming back with different projects?

POINT.360
Moderator: Haig Bagerdjian
05-10-07/12:00 p.m. CT
Confirmation # 9441722

Haig Bagerdjian: I think that's a fair assessment. It is not -- unfortunately it's not an industry where you have locked-in contracts for a term and then you can, you know, you can base your estimation and your budgeting based on that. But I think we have over 40/50 years of experience cumulatively if you look at all the businesses that are kind of melted into Point.360.

From those experiences, you cumulatively come to a conclusion as to which one of your clients -- what is their run rate. We have an understanding as to how many pictures they're going to produce, or what their budget is in the way of remarketing the existing content. Based on those, you know, trends, we try to guesstimate as to what the outlook would be. So -- and that's going to be our challenge of really honing our tools to be more precise because we do want to get into the realm of giving you more information, not less.

Ted Hillenmayer: But do they actually share their budgets or projects?

Haig Bagerdjian: Some do, some don't, and then there are other tools that we use as to, you know, what the -- each studio anticipates to release and so forth. The good thing that has happened in the last five/10 years, you know, almost all of the majors are now publicly held in one form or another so they have also a obligation to their shareholders. So they are more forthcoming now than they had been ever before so that helps us.

So it's a triangulation. You got to get different information, take the noise out of it, come up with metrics whereby you can assess, you know, what is going to be coming through their pipeline and what of the -- what portion of that is going to come through us, and having a preferred relationship and having the track record always helps. And what has been very critical for the past five years is having the breadth of services, to be able to service a client from beginning to the end that's the reason why we've been plugging in the holes in our service offering so that the -- we take away the reasons for the client to leave us to go to somebody else because once they give us more comprehensive our offering is more (sticky) our offering becomes.

POINT.360
Moderator: Haig Bagerdjian
05-10-07/12:00 p.m. CT
Confirmation # 9441722

Ted Hillenmayer: And one last technical question. The offering Point.360, shareholders get about one-fifth of a share of EG, why is it not a set number? Is it tied to working capital changes and...

Haig Bagerdjian: No.

Ted Hillenmayer: ... ((inaudible)). Go ahead.

Haig Bagerdjian: Yes, sorry. Did you finish your question?

Ted Hillenmayer: And the way it was about, it sounded like maybe it was slightly less than a fifth of a share.

Haig Bagerdjian: OK, the way it works is that there is a fixed number of DG shares. We know that the number is two million shares. Then the variable becomes how many outstanding shares are at the time of distribution...

Alan Steel: Of New360.

Haig Bagerdjian: ... of New 360. So what you got to do in order to get to that number, you take, you know, total shares outstanding minus the shares held by DG and you get to that number. Then you take the two million and you distribute it to all of those shares. So because, you know, it always happens some people don't exercise their options or some people don't, you know, they lost a certificate, it's too minimal, who knows, you know, we just got to rely on our agent, American Transfer -- Stock Transfer, to give us the precise number and then two million shares will be distributed to those number of shares minus DG.

Ted Hillenmayer: Do you happen to have the precise number if everybody exercised their options?

POINT.360
Moderator: Haig Bagerdjian
05-10-07/12:00 p.m. CT
Confirmation # 9441722

Haig Bagerdjian: We believe it's going to be 10.4 million but...

Alan Steel: It could be -- it could be higher than that. I would say it's probably going to be closer to 10.6 million, and if you subtract in the 1.6 million -- I'm sorry, the -- it will be 10.6 million shares after DG is excluded.

Haig Bagerdjian: So we believe it's between 10.4 and 10.6.

Alan Steel: And we will have an updated number in the Form-10 registration statement to the extent we know it at the time we file, so you'll have much better -- at least right up to date when it is filed.

Haig Bagerdjian: So our best guesstimate or estimate is it would be -- ratio would be 1.922.2.2...

Alan Steel: Yes.

Haig Bagerdjian: ... .22.

Alan Steel: Or stated differently, approximately 1.9 share of DG for each share of Point.360.

Haig Bagerdjian: And the maximum it could be would be .22345 whatever, so -- does that help you?

Ted Hillenmayer: Yes, appreciate it.

Haig Bagerdjian: Thank you.

Operator: Mr. Bagerdjian, there are no further questions at this time.

POINT.360
Moderator: Haig Bagerdjian
05-10-07/12:00 p.m. CT
Confirmation # 9441722

Haig Bagerdjian: I thank you, and again, apologies for not being even more thorough on New 360's numbers just because, you know, we want to wait until our auditors clean all of their work and do their diligence. And then after that when we file the Form-10 we'll come forth with a lot more detail.

Thank you and have a wonderful day.

Operator: This concludes the Point.360 first quarter earnings release conference call. You may now disconnect.

END